Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At March 31 2021	At December 31 2020

ASSETS
Current
Cash and cash equivalents (note 4)	$172,757	$24,992
Trade and other receivables (note 5)	2,759	3,374
Inventories (note 6)	3,124	3,015
Investments (note 7)	16,286	16,657
Prepaid expenses and other	758	1,373
	195,684	49,411
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments (note 7)	573	293
Restricted cash and investments (note 8)	12,596	12,018
Property, plant and equipment (note 9)	256,983	256,870
Total assets	$467,934	$320,690

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,042	$7,178
Current portion of long-term liabilities:
Deferred revenue (note 10)	3,898	3,478
Post-employment benefits (note 11)	120	120
Reclamation obligations (note 12)	802	802
Other liabilities (note 14)	233	262
	15,095	11,840
Non-Current
Deferred revenue (note 10)	33,336	33,139
Post-employment benefits (note 11)	1,199	1,241
Reclamation obligations (note 12)	37,692	37,618
Share purchase warrants liability (note 13)	14,798	-
Other liabilities (note 14)	335	375
Deferred income tax liability	8,906	9,192
Total liabilities	111,361	93,405

EQUITY
Share capital (note 15)	1,505,937	1,366,710
Contributed surplus (note 16)	66,329	67,387
Deficit	(1,217,471)	(1,208,587)
Accumulated other comprehensive income (note 17)	1,778	1,775
Total equity	356,573	227,285
Total liabilities and equity	$467,934	$320,690

Issued and outstanding common shares (note 15)	804,477,684	678,981,882
Commitments and contingencies (note 23)
Subsequent events (note 24)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2021	2020

REVENUES (note 19)	$2,496	$4,660

EXPENSES
Operating expenses (note 18, 19)	(1,888)	(3,320)
Evaluation (note 19)	(2,761)	(1,491)
Exploration (note 19)	(1,348)	(1,700)
General and administrative (note 19)	(2,625)	(2,188)
Other expense (note 18)	(2,041)	(3,192)
	(10,663)	(11,891)
Loss before net finance expense	(8,167)	(7,231)
Finance expense, net (note 18)	(1,025)	(1,063)
Loss before taxes	(9,192)	(8,294)
Income tax recovery (note 21)
Deferred	308	1,631
Net loss for the period	$(8,884)	$(6,663)

Other comprehensive income (loss) (note 17):
Items that may be reclassified to income (loss):
Foreign currency translation change	3	(14)
Comprehensive loss for the period	$(8,881)	$(6,677)

Basic and diluted net loss per share:
All operations	$(0.01)	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	714,424	597,198

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
	2021	2020

Share capital (note 15)
Balance-beginning of period	$1,366,710	$1,335,467
Shares issued for cash, net of issue costs	134,083	3
Share options exercised-cash	3,711	-
Share options exercised-fair value adjustment	1,266	-
Share units exercised-fair value adjustment	167	28
Balance-end of period	1,505,937	1,335,498

Share purchase warrants
Balance-beginning of period	-	435
Warrants expired	-	(435)
Balance-end of period	-	-

Contributed surplus
Balance-beginning of period	67,387	65,417
Share-based compensation expense (note 16)	375	483
Share options exercised-fair value adjustment	(1,266)	-
Share units exercised-fair value adjustment	(167)	(28)
Warrants expired	-	435
Balance-end of period	66,329	66,307

Deficit
Balance-beginning of period	(1,208,587)	(1,192,304)
Net loss	(8,884)	(6,663)
Balance-end of period	(1,217,471)	(1,198,967)

Accumulated other comprehensive income (note 17)
Balance-beginning of period	1,775	1,134
Foreign currency translation	3	(14)
Balance-end of period	1,778	1,120

Total Equity
Balance-beginning of period	227,285	210,149
Balance-end of period	$356,573	$203,958

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
CASH PROVIDED BY (USED IN):	2021	2020

OPERATING ACTIVITIES
Net loss for the period	$(8,884)	$(6,663)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	1,294	2,209
Share-based compensation (note 16)	375	483
Recognition of deferred revenue (note 10)	(137)	(963)
Gains on property, plant and equipment disposals (note 18)	-	(2)
Losses on investments (note 18)	91	2,950
Losses on share warrant liabilities (note 18)	1,564	-
Warrant liabilities issue costs expensed (note 15)	789	-
Foreign exchange gains (note 18)	(441)	-
Deferred income tax recovery	(308)	(1,631)
Post-employment benefits (note 11)	(48)	(27)
Reclamation obligations (note 12)	(262)	(238)
Change in non-cash working capital items (note 18)	3,984	1,503
Net cash used in operating activities	(1,983)	(2,379)

INVESTING ACTIVITIES
Expenditures on property, plant and equipment (note 9)	(293)	(22)
Proceeds on sale of property, plant and equipment	-	2
Increase in restricted cash and investments	(578)	(609)
Net cash used in investing activities	(871)	(629)

FINANCING ACTIVITIES
Repayment of debt obligations (note 14)	(59)	(283)
Proceeds from unit issues, net of issue costs (note 15)	135,660	-
Proceeds from other share issues, net of issue costs (note 15)	10,868	3
Share option exercise proceeds (note 15)	3,711	-
Net cash provided by (used in) financing activities	150,180	(280)

Increase (decrease) in cash and cash equivalents	147,326	(3,288)
Foreign exchange effect on cash and cash equivalents	439	-
Cash and cash equivalents, beginning of period	24,992	8,190
Cash and cash equivalents, end of period	$172,757	$4,902

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2021
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 90.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.90% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 10). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Closed Mines group and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services it provides and commissions from the purchase and sale of U3O8 and UF6 by UPC. See note 24 for an update on the Company’s management services agreement with UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on May 6, 2021.

3.
ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Accounting Policies

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Cash	$110,844	$12,004
Cash in MLJV and MWJV	1,083	540
Cash equivalents	60,830	12,448
	$172,757	$24,992

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Trade receivables	$2,508	$2,644
Receivables in MLJV and MWJV	99	394
Sales tax receivables	150	154
Sundry receivables	2	182
	$2,759	$3,374

6.
INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Inventory of ore in stockpiles	$2,098	$2,098
Mine and mill supplies in MLJV	3,124	3,015
	$5,222	$5,113

Inventories-by balance sheet presentation:
Current	$3,124	$3,015
Long-term-ore in stockpiles	2,098	2,098
	$5,222	$5,113

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Investments:
Equity instruments	$16,859	$16,950
	$16,859	$16,950

Investments-by balance sheet presentation:
Current	$16,286	$16,657
Long-term	573	293
	$16,859	$16,950

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Investments

Balance - December 31, 2020	$16,950
Fair value gain (loss) to profit and loss (note 18)	(91)
Balance - March 31, 2021	$16,859

8.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Cash and cash equivalents	$12,596	$2,883
Investments	-	9,135
	$12,596	$12,018

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,461	$2,883
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,596	$12,018

At March 31, 2021, all guaranteed investment certificates have maturities of less than 90 days at date of purchase.

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2021, the Company deposited an additional $793,000 into the Elliot Lake Reclamation Trust Fund and withdrew $216,000.

Letters of Credit Facility Pledged Assets

At March 31, 2021, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 12 and 14).

Letters of Credit Additional Collateral

At March 31, 2021, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 12 and 14).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2020	$106,087	$891	$179,743	$286,721
Additions	282	-	11	293
Balance – March 31, 2021	$106,369	$891	$179,754	$287,014

Accumulated amortization, depreciation:
Balance – December 31, 2020	$(29,495)	$(356)	$-	$(29,851)
Amortization	(70)	-	-	(70)
Depreciation	(62)	(48)	-	(110)
Balance – March 31, 2021	$(29,627)	$(404)	$-	$(30,031)

Carrying value:
Balance – December 31, 2020	$76,592	$535	$179,743	$256,870
Balance – March 31, 2021	$76,742	$487	$179,754	$256,983

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $68,839,000, or 89.7%, of the March 2021 PP&E total carrying value amount. See note 10 for the current operating status of the McClean Lake mill.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its PP&E carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the value, 90.9%, is attributable to the building lease assets for the Company’s office and warehousing space located in Toronto and Saskatoon.

Mineral Properties

As at March 31, 2021, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $162,652,000, or 90.5%, of the March 2021 total mineral property carrying amount.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Deferred revenue – pre-sold toll milling:
CLJV toll milling – APG	$37,234	$36,617
	$37,234	$36,617

Deferred revenue-by balance sheet presentation:
Current	$3,898	$3,478
Non-current	33,336	33,139
	$37,234	$36,617

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Deferred Revenue

Balance - December 31, 2020	$36,617
Accretion	754
Revenue recognized during the period (note 19)	(137)
Balance - March 31, 2021	$37,234

Arrangement with Anglo Pacific Group PLC (“APG”)

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to APG or any changes in Cigar Lake Phase 1 and Phase 2 toll milling production estimates are recognized.

In the three months ended March 31, 2021, the Company has recognized $137,000 of toll milling revenue from the draw-down of deferred revenue consisting of $Nil based on Cigar Lake toll milling production in the quarter (Nil pounds U308 on a 100% basis) and a retroactive $137,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2021. For the comparative three months ended March 31, 2020, the Company recognized $963,000 of toll milling revenue from the draw-down of deferred revenue comprised of $1,059,000 based on Cigar Lake toll milling production in the quarter (4,192,000 pounds U308 on a 100% basis) and a retroactive $96,000 decrease in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2020.

Production at the Cigar Lake mine and the McClean Lake mill has been temporarily suspended since the beginning of 2021, in response to the COVID-19 pandemic. Cameco has restarted production at the Cigar Lake mine in April 2021 and toll-milling production at McClean Lake is expected to resume in May 2021. The current portion of the deferred revenue liability at March 2021 reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption will be reassessed in the second quarter as more information becomes available.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Accrued benefit obligation	$1,319	$1,361
	$1,319	$1,361

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	1,199	1,241
	$1,319	$1,361

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Post-Employment Benefits

Balance - December 31, 2020	$1,361
Accretion	6
Benefits paid	(48)
Balance - March 31, 2021	$1,319

12. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2020

Reclamation obligations-by location:
Elliot Lake	$21,450	$21,523
McClean and Midwest Joint Ventures	17,022	16,875
Other	22	22
	$38,494	$38,420

Reclamation obligations-by balance sheet presentation:
Current	$802	$802
Non-current	37,692	37,618
	$38,494	$38,420

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Reclamation Obligations

Balance - December 31, 2020	$38,420
Accretion	336
Expenditures incurred	(262)
Balance - March 31, 2021	$38,494

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2021, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

13. SHARE PURCHASE WARRANTS LIABILITY

In connection with the public offerings of units in February 2021 and March 2021 (see note 15), the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance. The March 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance.

Since both of these warrants are excercisable in U.S dollars (“USD”), which differs from the Company’s CAD functional currency, they are classified as derivative liabilities and are required to be carried as liabilities at fair value through profit and loss. When the fair value of the warrants is revalued at each reporting period, the change in the liability is recorded through net profit or loss.

The fair value of the February 2021 warrants was estimated to be $0.2215 on the date of issue, based on a relative fair value basis approach, using a USD to CAD foreign exchange rate of 0.7928 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 67.3%, risk-free interest rate of 0.22%, dividend yield of 0% and an expected term of 2 years.

The fair value of the March 2021 warrants was estimated to be $0.2482 on the date of issue, based on a relative fair value basis approach, using a USD to CAD foreign exchange rate of 0.7992 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 71.54%, risk-free interest rate of 0.27%, dividend yield of 0% and an expected term of 2 years.

The share purchase warrants liability continuity is as follows:

	Number of	Warrant
(in thousands of CAD dollars except warrant amounts)	Warrants	Liability

Balance - December 31, 2020	-	$-
Warrants issued on February 19, 2021	15,796,975	3,499
Warrants issued on March 22, 2021	39,215,000	9,735
Change in fair value estimates	-	1,564
Balance - March 31, 2021	55,011,975	$14,798

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Debt obligations:
Lease liabilities	$537	$582
Loan liabilities	31	33
Flow-through share premium obligation (note 16)	-	22
	$568	$637

Other liabilities-by balance sheet presentation:
Current	$233	$262
Non-current	335	375
	$568	$637

Debt Obligations

At March 31, 2021, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Balance – December 31, 2020	$582	$33	$615
Accretion	12	-	12
Repayments	(57)	(2)	(59)
Balance – March 31, 2021	$537	$31	$568

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at March 31, 2021:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$224	$9	$233
One to five years	407	24	431
More than five years	-	-	-
Total obligation – March 31, 2021 – undiscounted	631	33	664
Present value discount adjustment	(94)	(2)	(96)
Total obligation – March 31, 2021 – discounted	$537	$31	$568

Letters of Credit Facility

In January 2021, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2021 Facility”). Under the amendment, the maturity date of the 2021 Facility has been extended to January 31, 2022. All other terms of the 2021 Facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from the previous facility. Accordingly, the 2021 Facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit fees of 2.40% (0.40% on the $9,000,000 covered by pledged cash collateral) and standby fees of 0.75%.

At March 31, 2021, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2020: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the three months ended March 31, 2021, the Company incurred letter of credit fees of $98,000 (March 31, 2020: $100,000).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands of CAD dollars except share amounts)	Shares	Capital

Balance - December 31, 2020	678,981,882	$1,366,710
Issued for cash:
Unit issue proceeds – total	110,023,950	144,214
Less: allocation to share warrants liability	-	(13,234)
Unit issue costs - total	-	(8,554)
Less: allocation to share warrants issue expense	-	789
Other share issue proceeds – total	10,156,186	11,914
Less: other share issue costs	-	(1,046)
Share option exercises	5,016,000	3,711
Share option exercises – fair value adjustment	-	1,266
Share units exercises – fair value adjustment	299,666	167
	125,495,802	139,227
Balance - March 31, 2021	804,477,684	$1,505,937

Unit and Other Share Issues

In January and February 2021, Denison, through its agents, issued 4,230,186 common shares under its at-the-market (“ATM”) program at an average price of $0.93 per share for aggregate gross proceeds of $3,914,000. The Company also recognized issue costs of $466,000 related to its ATM share issuances which includes $78,000 of commissions and $384,000 associated with the set-up of the ATM program which were previously deferred on the balance sheet and included in Prepaid expenses and other at December 31, 2020. In connection with the public offering completed on March 22, 2021 (see below), the Company terminated its ATM program and has ceased any distributions thereunder.

On February 19, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 31,593,950 units of the Company at USD$0.91 per unit for gross proceeds of $36,265,000 (USD$28,750,000), including the full exercise of the underwriters’ over-allotment option of 4,120,950 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance. A portion of the gross proceeds ($3,499,000 – see note 13) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 18).

On March 3, 2021, the Company completed a private placement of 5,926,000 flow-through common shares at a price of $1.35 per share for gross proceeds of approximately $8,000,000. The income tax benefits of this issue will be renounced to subscribers with an effective date of December 31, 2021. The related flow-through share premium liability was valued at $ Nil as the issue price was less than the Company’s observed share price on the date of issue.

On March 22, 2021, the Company completed a public offering by way of a prospectus supplement to the 2020 Shelf Prospectus of 78,430,000 units of the Company at USD$1.10 per unit for gross proceeds of $107,949,000 (USD$86,273,000), including the full exercise of the underwriters’ over-allotment option of 10,230,000 units. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance. A portion of the gross proceeds ($9,735,000 – see note 13) has been allocated to share warrant liabilities on a relative fair value basis and the pro-rata share of the issue costs associated with the offering has been expensed within Other expense (see note 18).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2021, the Company estimates that it has satisfied its obligation to spend $930,485 on eligible exploration expenditures in fiscal 2021 due to the issuance of flow-through shares in December 2020. The Company renounced the income tax benefits of this issue in February 2021, with an effective date of renunciation to its subscribers of December 31, 2020. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2020 has been extinguished and a deferred tax recovery has been recognized in the first quarter of 2021 (see notes 14 and 21).

As at March 31, 2021, the Company estimates that it has incurred $79,000 of expenditures towards its obligation to spend $8,000,000 on eligible exploration expenditures by the end of fiscal 2022 due to the issuance of flow-through shares in March 2021.

16. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include stock options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Share based compensation expense for:
Stock options	$(195)	$(157)
RSUs	(206)	(228)
PSUs	26	(98)
Share based compensation expense	$(375)	$(483)

An additional $4,824,000 in share-based compensation expense remains to be recognized, up until March 2024, on outstanding options and share units at March 31, 2021.

Stock Options

Stock options granted in 2021 vest over a period of 24 months. A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2020	15,077,243	$0.67
Grants	3,666,000	1.26
Exercises (1)	(5,016,000)	0.74
Expiries	(15,000)	0.64
Forfeitures	(520,500)	0.53
Stock options outstanding – March 31, 2021	13,191,743	$0.81
Stock options exercisable – March 31, 2021	7,766,243	$0.68

(1)
The weighted average share price at the date of exercise was $1.19.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock options outstanding at March 31, 2021 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.25 to $ 0.49	3.97	2,916,000	$0.45
$ 0.50 to $ 0.74	2.51	4,055,143	0.64
$ 0.75 to $ 0.99	0.94	2,554,600	0.85
$ 1.00 to $ 1.39	4.94	3,666,000	1.26
Stock options outstanding – March 31, 2021	3.20	13,191,743	$0.81

Options outstanding at March 31, 2021 expire between August 2021 and March 2026.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted during the current period:

Three Months Ended
March 31, 2021

Risk-free interest rate	0.76%
Expected stock price volatility	66.11%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	$0.59

Share Units

RSUs granted under the plan in 2021 vest ratably over a period of three years. No PSUs have been granted in 2021 as at March 31, 2021.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2020	5,691,899	$0.52	2,020,000	$0.63
Grants	1,730,000	1.42	-	-
Exercises (1)	(239,666)	0.52	(60,000)	0.69
Forfeitures	(649,896)	0.46	(180,000)	0.69
Units outstanding – March 31, 2021	6,532,337	$0.76	1,780,000	$0.62
Units vested – March 31, 2021	2,053,672	$0.58	640,000	$0.65

(1)
The weighted average share price at the date of exercise was $1.22 for RSUs and $0.85 for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2021	2020

Cumulative foreign currency translation	$416	$413
Unamortized experience gain-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,778	$1,775

18. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Cost of goods and services sold:
Cost of goods sold – mineral concentrates	$-	$(526)
Operating overheads:
Mining, other development expense	(232)	(213)
Milling, conversion expense	(4)	(740)
Less absorption:
-Mineral properties	11	12
Cost of services	(1,593)	(1,715)
Cost of goods and services sold	(1,818)	(3,182)
Reclamation asset amortization	(70)	(60)
Selling expenses	-	(14)
Sales royalties and non-income taxes	-	(64)
Operating expenses	$(1,888)	$(3,320)

The components of other income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Gains (losses) on:
Foreign exchange	$441	$20
Disposal of property, plant and equipment	-	2
Fair value changes - investments (note 7)	(91)	(2,950)
Fair value changes – warrant liabilities (note 13)	(1,564)	-
Issue costs – warrant liabilities (note 15)	(789)	-
Other	(38)	(264)
Other income (expense)	$(2,041)	$(3,192))

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Interest income	$83	$92
Interest expense	-	(2)
Accretion expense
Deferred revenue (note 10)	(754)	(782)
Post-employment benefits (note 11)	(6)	(17)
Reclamation obligations (note 12)	(336)	(338)
Debt obligations (note 13)	(12)	(16)
Finance income (expense)	$(1,025)	$(1,063)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Operating expenses
Mining, other development expense	$(1)	$(1)
Milling, conversion expense	-	(736)
Cost of services	(45)	(53)
Evaluation	(9)	(9)
Exploration	(30)	(41)
General and administrative	(25)	(32)
Depreciation expense-gross	$(110)	$(872)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Salaries and short-term employee benefits	$(3,035)	$(2,158)
Share-based compensation (note 16)	(375)	(483)
Termination benefits	(28)	-
Employee benefits expense	$(3,438)	$(2,641)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Change in non-cash working capital items:
Trade and other receivables	$615	$471
Inventories	(109)	641
Prepaid expenses and other assets	609	(81)
Accounts payable and accrued liabilities	2,869	472
Change in non-cash working capital items	$3,984	$1,503

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the three months ended March 31, 2021, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	137	1,744	615	2,496

Expenses:
Operating expenses	(295)	(1,593)	-	(1,888)
Evaluation	(2,761)	-	-	(2,761)
Exploration	(1,348)	-	-	(1,348)
General and administrative	(17)	-	(2,608)	(2,625)
	(4,421)	(1,593)	(2,608)	(8,622)
Segment income (loss)	(4,284)	151	(1,993)	(6,126)

Revenues – supplemental:
Environmental services	-	1,744	-	1,744
Management fees	-	-	615	615
Toll milling services–deferred revenue (note 10)	137	-	-	137
	137	1,744	615	2,496

Capital additions:
Property, plant and equipment	293	-	-	293

Long-lived assets:
Plant and equipment
Cost	101,823	4,545	892	107,260
Accumulated depreciation	(26,351)	(3,238)	(442)	(30,031)
Mineral properties	179,754	-	-	179,754
	255,226	1,307	450	256,983

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,815	2,028	817	4,660

Expenses:
Operating expenses	(1,605)	(1,715)	-	(3,320)
Evaluation	(1,491)	-	-	(1,491)
Exploration	(1,700)	-	-	(1,700)
General and administrative	(14)	-	(2,174)	(2,188)
	(4,810)	(1,715)	(2,174)	(8,699)
Segment income (loss)	(2,995)	313	(1,357)	(4,039)

Revenues – supplemental:
Uranium concentrate sales	852	-	-	852
Environmental services	-	2,028	-	2,028
Management fees	-	-	817	817
Toll milling services–deferred revenue (note 10)	963	-	-	963
	1,815	2,028	817	4,660

Capital additions:
Property, plant and equipment	7	15	-	22

Long-lived assets:
Plant and equipment
Cost	99,994	4,546	908	105,448
Accumulated depreciation	(25,196)	(3,055)	(336)	(28,587)
Mineral properties	179,488	-	-	179,488
	254,286	1,491	572	256,349

20. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The current management services agreement (“MSA”) with UPC became effective on April 1, 2019 and has a term of five years (the “Term”). Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA. See note 24 for an update on the Company’s management services agreement with UPC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Management fees:
Base and variable fees	$475	$463
Commission fees	-	54
Discretionary fees	140	300
	$615	$817

At March 31, 2021, accounts receivable includes $340,000 (December 31, 2020: $265,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2021, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 7.24%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Other

During the three months ended March 31, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $20,000 (March 31, 2020: $21,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2021, an amount of $5,000 (December 31, 2020: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands of CAD dollars)	2021	2020

Salaries and short-term employee benefits	$(1,043)	$(584)
Share-based compensation	(320)	(430)
Key management personnel compensation	$(1,363)	$(1,014)

21. INCOME TAXES

For the three months ended March 31, 2021, Denison has recognized deferred tax recoveries of $308,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $247,000 relating to the February 2021 renunciation of the tax benefits associated with the Company’s $930,485 flow-through share issue in December 2020.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the three months ended March 31, 2021, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2021 and December 31, 2020:

			March 31	December 31,
	Financial	Fair	2021	2020
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$172,757	$24,992
Trade and other receivables	Category B		2,759	3,374
Investments
Equity instruments-shares	Category A	Level 1	16,286	16,657
Equity instruments-warrants	Category A	Level 2	573	293
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,461	2,883
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$204,971	$57,334

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		10,042	7,178
Share purchase warrants liabilty	Category A	Level 2	14,798	-
Debt obligations	Category C		568	615
			$25,408	$7,793

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

23. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and on December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. Hearings in front of the arbitration panel were held in December 2019. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs. Denison and UI have exchanged correspondence, and award recovery options are being considered.

Uranium Purchase Commitments

Denison has entered into agreements to purchase 2,500,000 pounds of U3O8, for delivery, at various times between April 1, 2021 and October 31, 2021. The average price per pound and total purchase commitment amounts are shown below:

(in thousands of dollars, except per pound amounts)	March 2021
	USD$	CAD$ (1)

Purchase commitment of 2,500,000 pounds:
Purchase price	$74,034	$93,097
Add: purchase commissions	106	133
Total purchase price, including commissions	$74,140	$93,230

Purchase commitment cost per pound:
Purchase price	$29.61	$37.23
Add: purchase commissions	0.05	0.06
Total purchase price, including commissions	$29.66	$37.29

(1)
The purchase commitment amounts have been translated to Canadian dollars using the March 31, 2021 closing foreign exchange rate of 1.2575. The actual Canadian dollar commitment realized will fluctuate depending upon the foreign exchange rate in effect at the transaction date.

24. SUBSEQUENT EVENTS

Uranium Participation Corporation

On April 27, 2021, UPC and Sprott Asset Management LP (“Sprott”) reached an agreement to convert UPC into the Sprott Physical Uranium Trust (the “Trust”) – effectively aligning UPC’s business with the world’s leading physical commodity investment vehicles and making it eligible to pursue a listing in the United States (the “UPC Transaction”). Upon completion of the UPC Transaction, Sprott will become the manager of the Trust and the MSA will be terminated – Denison will remain the manager of UPC until such time up until the UPC Transaction is completed. Denison estimates the termination payment due from UPC will be approximately $5.3 million. The actual termination payment may differ, as it will be based on UPC’s NAV as of the month-end immediately prior to the date of a formal notice of termination to Denison by UPC in accordance with the MSA.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Offer to Acquire JCU (Canada) Exploration Company, Limited (‘JCU’)

On May 4, 2021, Denison announced that it has delivered a binding offer to Overseas Uranium Resources Development Co., Ltd. (‘OURD’) to acquire 100% ownership of OURD’s wholly-owned subsidiary, JCU. JCU holds a portfolio of uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project.

The offer includes the following key features: (a) consideration including cash payments of up to $40.5 million and the assumption of JCU’s existing liabilities, including any outstanding liabilities owed to Japan Atomic Energy Agency; (b) binding subject to definitive documentation, regulatory approvals (if required) and the termination of OURD’s existing definitive purchase agreement with UEX Corporation in accordance with its terms; (c) no conditions for due diligence on the assets of JCU, or obtaining the necessary financing to fund the purchase price; and (d) a commitment to OURD that JCU will be maintained as a corporate subsidiary in order for JCU to meet its joint venture commitments.